SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2008
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SONY CORPORATION

Notice of the Ordinary General Meeting of

Shareholders to be held on June 20, 2008

To the Registered Holders of American Depositary Receipts / European Depositary Receipts representing Common Stock of Sony Corporation (the “Corporation”):

The undersigned Depositary has received notice that the Corporation has called an ordinary general meeting of shareholders to be held in Tokyo, Japan on June 20, 2008 (the “Meeting”) for the following purposes:

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and Audit Reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2008 (from April 1, 2007 to March 31, 2008) pursuant to the Company Law of Japan.

PROPOSALS TO BE ACTED UPON:

< CORPORATION’S PROPOSALS (PROPOSALS 1 and 2) >

1.    To elect 15 Directors.

2.    To issue Stock Acquisition Rights for the purpose of granting stock options.

< SHAREHOLDERS’ PROPOSAL (PROPOSAL 3) >

3.    To amend the Articles of Incorporation with respect to disclosure to shareholders regarding remuneration paid to each Director.

EXPLANATION OF THE SUBJECT MATTER OF THE MEETING

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and Audit Reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2008 (from April 1, 2007 to March 31, 2008).

Note: The Consolidated Financial Statements will be available on the Sony Investor Relations website by June 5, 2008.

        This document can be accessed at http://www.sony.net/SonyInfo/IR/stock/meeting.html

PROPOSALS TO BE ACTED UPON:

< CORPORATION’S PROPOSALS (PROPOSALS 1 and 2) >

1.    To elect 15 Directors.

The terms of office of all 12 Directors currently in office will expire at the conclusion of the Meeting. In accordance with the decision of the Nominating Committee, the election of the following 15 Directors is proposed.

Of the 15 director candidates, each of the 12 candidates for outside Director has management experience and demonstrated performance, expertise in fields including technology, an international orientation, independence in terms of having no special-interest relationships with the Corporation, and has been judged sufficiently able to fulfill the roles of determining the fundamental management policies of Sony Group and overseeing the management of Sony Group’s business operations.

The candidates for Director are as follows:

(*Candidates for outside Director)

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
1. Sir Howard Stringer (February 19, 1942)	May 1997	Entered Sony Corporation of America President, Sony Corporation of America	32,000 shares
	December 1998	Chairman and Chief Executive Officer, Sony Corporation of America (present)
	June 1999	Director, Sony Corporation (present)
	April 2003	Vice Chairman, Sony Corporation
	June 2003	Vice Chairman, Corporate Executive Officer, Sony Corporation
	April 2005	Officer in charge of Entertainment Business Group and Game Business Group
	June 2005	Chairman and Chief Executive Officer, Representative Corporate Executive Officer, Sony Corporation (present)
This candidate has served as a Director of the Corporation for nine years. Currently, as the Chief Executive Officer of Sony Group, he is responsible for overall management of the entire Group.
2. Ryoji Chubachi (September 4, 1947)	April 1977	Entered Sony Corporation	23,900 shares
	June 1999	Corporate Vice President, Sony Corporation
	June 2002	Corporate Senior Vice President, Sony Corporation
	June 2003	Executive Vice President, Sony Corporation
	June 2004	Executive Deputy President, Corporate Executive Officer, Sony Corporation
	April 2005	Electronics Chief Executive Officer, Sony Corporation (present)
	June 2005	Director, Sony Corporation (Present) President, Representative Corporate Executive Officer, Sony Corporation (present)
This candidate has served as a Director of the Corporation for three years. Currently, as the Electronics Chief Executive Officer, he is responsible for overall management of the Electronics business.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
3. Katsumi Ihara (September 24, 1950)	May 1981	Entered Sony Corporation	5,000 shares
	June 1997	Corporate Senior Vice President, Sony Corporation
	June 2000	Corporate Executive Vice President, Sony Corporation
	October 2001	President, Sony Ericsson Mobile Communications AB
	June 2004	Executive Deputy President, Corporate Executive Officer, Sony Corporation Group Chief Strategy Officer and Group Chief Financial Officer, Sony Corporation
	June 2005	Director, Sony Corporation (present) Executive Deputy President, Representative Corporate Executive Officer, Sony Corporation (present)
	October 2006	Officer in charge of Consumer Products Group, Sony Corporation (present)

This candidate has served as a Director of the Corporation for three years.  Currently, as Representative Corporate Executive Officer, he is in charge of the Consumer Products Group of the Electronics business and assists the Chief Executive Officer and Electronics Chief Executive Officer.

4. * Yotaro Kobayashi (April 25, 1933)	October 1958	Entered Fuji Photo Film Co., Ltd.	4,400 shares
	September 1963	Entered Fuji Xerox Co., Ltd.
	December 1968	Director, Fuji Xerox Co., Ltd.
	December 1972	Managing Director, Fuji Xerox Co., Ltd.
	January 1976	Deputy President and Director, Fuji Xerox Co., Ltd.
	January 1978	President and Chief Executive Officer, Fuji Xerox Co., Ltd.
	January 1992	Chairman and Chief Executive Officer, Fuji Xerox Co., Ltd.
	June 2003	Director, Sony Corporation (present)
	April 2006	Chief Corporate Advisor, Fuji Xerox Co., Ltd. (present)

This candidate has extensive experience in global management and has served as an outside Director of the Corporation for five years.  He currently serves as Chairman of the Board and Chairman of the Nominating Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
5. * Sakie T. Fukushima (September 10, 1949)	June 1980	Entered Braxton International	-
	September 1987	Entered Bain & Company
	August 1991	Entered Korn/Ferry International - Japan
	May 1995	Director, Korn/Ferry International, U.S.A.
	September 2000	Managing Director, Korn/Ferry International - Japan
	July 2001	Representative Director & Regional Managing Director, Korn/Ferry International - Japan (present)
	June 2003	Director, Sony Corporation (present)
<Representative Status in Other Companies> Representative Director, Korn/Ferry International - Japan

This candidate, who has extensive knowledge of global personnel matters and an understanding of global management, has served as an outside Director of the Corporation for five years.  She currently serves as a member of the Compensation Committee.

6. * Yoshihiko Miyauchi (September 13, 1935)	April 1964	Entered Orient Leasing Co., Ltd. (currently, ORIX Corporation)	1,000 shares
	March 1970	Director, ORIX Corporation
	November 1973	Managing Director, ORIX Corporation
	May 1976	Senior Managing Director, ORIX Corporation
	December 1979	Director, Deputy President, ORIX Corporation
	December 1980	Representative Director, President, ORIX Corporation
	April 2000	Representative Director, Chairman and Chief Executive Officer, ORIX Corporation
	June 2003	Director, Sony Corporation (present) Director, Representative Executive Officer, Chairman and Chief Executive Officer, ORIX Corporation (present)
<Representative Status in Other Companies> Representative Executive Officer, ORIX Corporation

This candidate has practiced innovative management in Japan, has an extensive knowledge of corporate governance and has served as an outside Director of the Corporation for five years.  He currently serves as a member of the Compensation Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
7. * Yoshiaki Yamauchi (June 30, 1937)	December 1962	Entered Arthur Andersen & Co.	-
	September 1986	Country Managing Partner - Japan, Arthur Andersen & Co. President, Eiwa Audit Corporation
	October 1991	President, Inoue Saito Eiwa Audit Corporation
	October 1993	Executive Director, Asahi & Co. Deputy Country Managing Partner - Japan, Arthur Andersen & Co.
	June 1999	Director, Sumitomo Banking Corporation
	June 2000	Statutory Auditor, Stanley Electric Co., Ltd. (present)
	April 2001	Director, Sumitomo Mitsui Banking Corporation (present)
	December 2002	Director, Sumitomo Mitsui Financial Group, Inc. (present)
	June 2003	Director, Sony Corporation (present)

In addition to auditing experience and international expertise as a certified public accountant, this candidate’s track record includes the management of auditing firms.  He has served as an outside Director of the Corporation for five years.  He currently serves as Chairman of the Audit Committee.

He is an outside director of Sumitomo Mitsui Banking Corporation (“SMBC”).  In December 2005, SMBC received a recommendation issued by the Japanese Fair Trade Commission based on several violations of Section 19 of the Anti-Monopoly Law (Prohibition on Unfair Trade Practices) with respect to certain sales activities of SMBC during his tenure in this position between 2002 and 2004.  In April 2006, SMBC also received administrative orders issued by the Financial Services Agency of Japan with respect to such sales activities under the Banking Law.  He had previously cautioned the board of directors at SMBC about the bank’s overall business activities from the standpoint of legal compliance.  After this incident occurred, he voiced his opinion about recovering the bank’s credibility by conducting an internal investigation and implementing thorough measures to prevent a recurrence

8. * Sir Peter Bonfield (June 3, 1944)	October 1981	Entered ICL plc	-
	December 1986	Chairman, ICL plc
	January 1996	Chief Executive Officer, British Telecom plc
	March 2002	Director, Telefonaktiebolaget LM Ericsson (present) Director, Mentor Graphics, Inc. (present)
	April 2002	Director, Taiwan Semiconductor Manufacturing Company Ltd. (present)
	May 2004	Member of the Advisory Board, Sony Corporation
	June 2005	Director, Sony Corporation (present)

In addition to serving as Chief Executive Officer of British Telecom, this candidate was a member of the Advisory Board of the Corporation and has served as an outside Director of the Corporation for three years.  He currently serves as a member of the Nominating Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
9. * Fueo Sumita (May 24, 1938)	April 1961	Entered Hitachi, Ltd.	1,100 shares
	February 1988	Entered Century Audit Corporation
	May 1999	Chairman, Century Audit Corporation
	July 2000	Deputy Director, Ohta-Showa Century Audit Corporation (currently, Ernst & Young ShinNihon)
	May 2002	Executive Vice President, Kawada Corporation
	August 2003	Chief of Sumita Accounting Office (present)
	June 2005	Director, Sony Corporation (present)

In addition to auditing experience and international expertise as a certified public accountant, this candidate’s track record includes the management of auditing firms.  He has served as an outside Director of the Corporation for three years.  He currently serves as a member of the Audit Committee.

10. * Fujio Cho (February 2, 1937)	April 1960	Entered Toyota Motor Corporation	3,000 shares
	September 1988	Director, Toyota Motor Corporation
	December 1988	President, Toyota Motor Manufacturing U.S.A.
	September 1994	Managing Director, Toyota Motor Corporation
	June 1996	Senior Managing Director, Toyota Motor Corporation
	June 1998	Executive Vice President, Toyota Motor Corporation
	June 1999	President, Toyota Motor Corporation
	June 2005	Vice Chairman, Toyota Motor Corporation
	June 2006	Director, Sony Corporation (present) Chairman, Toyota Motor Corporation (present)

<Representative Status in Other Companies>

Representative Director, Toyota Motor Corporation

(The Corporation has entered into certain business transactions with Toyota Motor Corporation including the sale of products.)

This candidate offers insight and experience in managing manufacturers and global companies.  He has served as an outside Director of the Corporation for two years.  He currently serves as a member of the Nominating Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
11. * Ryuji Yasuda (April 28, 1946)	January 1979	Entered McKinsey & Company	4,000 shares
	June 1986	Principal Partner, McKinsey & Company
	June 1991	Director, McKinsey & Company
	June 1996	Managing Director and Chairman, A.T. Kearney, Asia
	June 2003	Chairman, J-Will Partners Co., Ltd. Director, Daiwa Securities Group Inc. (present)
	April 2004	Professor, Hitotsubashi University, Graduate School of International Corporate Strategy (present)
	June 2005	Director, Fuji Fire and Marine Insurance Co., Ltd. (present)
	June 2007	Director, Sony Corporation (present)

This candidate has experience as a university professor, consultant and corporate manager, as well as expertise in corporate strategy and financial institution management.   Since 2007, he has served as an outside Director of the Corporation.  He currently serves as a member of the Audit Committee.

He is an outside director of Fuji Fire and Marine Insurance Co., Ltd. (the “Company”).  In March 2007, during his tenure in that position, the Company received administrative orders issued by the Financial Services Agency of Japan under the Insurance Business Law for inappropriately failing to pay insurance claims on some of its insurance products.  He had previously cautioned the board of directors of the Company about the Company’s overall business management structure from the standpoint of legal compliance.  After this incident occurred, he voiced his opinion about the need to investigate the issues and to initiate fundamental reform of business operations to prevent a recurrence.

12. * Yukako Uchinag (July 5, 1946)	July 1971	Entered IBM Japan, Ltd.	-
	April 1995	Director, IBM Japan, Ltd.
	April 2000	Managing Director, IBM Japan, Ltd.
	April 2004	Senior Managing Director, IBM Japan, Ltd.
	May 2005	Director, PARCO Co., Ltd. (present)
	April 2007	Technical Advisor, IBM Japan, Ltd.
	May 2007	Chairman, Japan Women’s Innovative Network (present)
	June 2007	Director, Benesse Corporation (present)
	April 2008	Vice Chairman, Benesse Corporation (present) Chairman and Chief Executive Officer, Berlitz International, Inc. (present)
<Representative Status in Other Companies> Chairman and Chief Executive Officer, Berlitz International, Inc.

In addition to business experience and specialties focusing on technology cultivated at IBM, this candidate has extensive experience in promoting workplace diversity.  Ms. Uchinaga is a candidate for outside Director.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
13. * Mitsuaki Yahagi (March 3, 1948)	April 1970	Entered The Mitsui Bank, Ltd.	-
	June 1998	Director, The Sakura Bank, Ltd.
	April 2001	Managing Director, Sumitomo Mitsui Banking Corporation
	June 2003	Director, Sumitomo Mitsui Financial Group, Inc. Senior Managing Director, The Japan Research Institute, Limited
	April 2004	Senior Managing Director, Sumitomo Mitsui Banking Corporation
	June 2005	Deputy President, Sumitomo Mitsui Banking Corporation Chairman of the Board, The Japan Research Institute, Limited (present) Corporate Auditor, Toray Industries, Inc. (present)
	June 2007	Chairman of the Board, The Japan Research Institute, Limited (present)
Corporate Auditor, Toray Industries, Inc. (present)

<Representative Status in Other Companies>

Representative Director, The Japan Research Institute, Limited

(The Corporation has entered into certain business transactions with The Japan Research Institute, Limited including CSR related research outsourcing.)

This candidate brings expertise and insight in the area of bank management.  Mr. Yahagi is a candidate for outside Director.

He was a director of Sumitomo Mitsui Banking Corporation (“SMBC”).  In December 2005, SMBC received a recommendation issued by the Japanese Fair Trade Commission based on several violations of Section 19 of the Anti-Monopoly Law (Prohibition on Unfair Trade Practices) with respect to certain sales activities of SMBC during his tenure in this position.  In April 2006, SMBC also received administrative orders issued by the Financial Services Agency of Japan with respect to such sales activities under the Banking Law.  After this incident occurred, he took appropriate actions to prevent a recurrence, as a member of management and director of SMBC.

14. * Tsun-Yan Hsieh (December 29, 1952)	July 1980 July 1990 July 1997 July 2000 July 2007	Entered McKinsey & Company Senior Partner, McKinsey & Company (present) Managing Director, Canada, McKinsey & Company Managing Director, Southeast Asia, McKinsey & Company Member of the Advisory Board, Sony Corporation (present)	-

In addition to experience as a consultant to global business leaders, this candidate has substantial knowledge of the Asian business environment. Mr. Hsieh is a candidate for outside Director.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
15. * Roland A. Hernandez (September 29, 1957)	September 1986	Founder & President, Interspan Communications	-
	March 1995	President & Chief Executive Officer, Telemundo Group, Inc.
	June 1998	Director, Wal-Mart Stores, Inc. (present)
	November 1998	Chairman & Chief Executive Officer, Telemundo Group, Inc.
	April 2001	Director, The Ryland Group, Inc. (present)
	May 2002	Director, MGM Mirage, Inc. (present)
	November 2002	Director, Vail Resorts, Inc. (present)
	April 2005	Director, Lehman Brothers Holdings Inc. (present)

With experience as CEO of Telemundo Group, a Spanish-language content producer and network, and as a Director of prominent global companies, this candidate has extensive knowledge of global business and the entertainment industry in particular.  Mr. Hernandez is a candidate for outside Director.

Note:	The Corporation has concluded agreements limiting the liability of the 8 director candidates each of whom is currently an outside Director. If Ms. Uchinaga, Mr. Yahagi, Mr. Hsieh and Mr. Hernandez, new candidates for outside Director, are appointed, the Corporation plans to conclude such an agreement with each of them. For a summary of the limited liability agreement, please refer to page 15.

2.    To issue Stock Acquisition Rights for the purpose of granting stock options.

It is proposed that the Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries, for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Company Law of Japan, and that the Corporation will delegate the determination of the terms of such stock acquisition rights to the Board of Directors of the Corporation.

I. The reason why the Corporation needs to offer stock acquisition rights upon especially favorable terms.

The Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries for the purpose of giving directors, corporate executive officers and employees of the Corporation and of its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and of its group companies (hereinafter referred to as the “Group”) and thereby improving such business performance of the Group, by making the economic interest which such directors, corporate executive officers or employees will receive correspond to the business performance of the Corporation.

II. Terms and conditions of issue of stock acquisition rights (hereinafter referred to as “Stock Acquisition Rights”), the terms of which the Board of Directors of the Corporation may determine pursuant to the delegation of such determination by the approval of the Meeting.

1.	Maximum Limit of Aggregate Numbers of Stock Acquisition Rights
Not exceeding 27,500.

2.	Payment in exchange for Stock Acquisition Rights
Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

3.	Matters regarding Stock Acquisition Rights

	(1)	Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be shares of common stock, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (hereinafter referred to as the “Number of Granted Shares”) shall be 100 shares.

The aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed 2,750,000 shares of common stock of the Corporation (hereinafter referred to as the “Common Stock”). However, in the event that the Number of Granted Shares is adjusted pursuant to (2) below, the aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum limit of the aggregate number of Stock Acquisition Rights as prescribed in 1. above.

	(2)	Adjustment of Number of Granted Shares

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the date of a resolution of the Meeting, the Number of Granted Shares shall be adjusted in accordance with the following formula:

		Number of Granted Shares after adjustment =	Number of Granted Shares before adjustment	x	Ratio of split or consolidation

Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(3)	Amount of the Assets to be Contributed upon Exercise of Stock Acquisition Rights

The amount of the assets to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights (hereinafter referred to as the “Exercise Price”), which is provided below, by the Number of Granted Shares.

	(i)	Initial Exercise Price

The Exercise Price shall initially be as follows:

		(A)	Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall be initially the average of the closing prices of Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each hereinafter referred to as the “Closing Price”) for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the higher of (a) or (b) above.

		(B)	Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall be initially the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (hereinafter referred to as the “Reference Yen Price”) by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (hereinafter referred to as the “Reference Exchange Rate”) (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price, or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the higher price of (a) or (b) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

(ii)	Adjustment of Exercise Price

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or consolidation of the Common Stock after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one (1) cent.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Ratio of split or consolidation

In addition, in the case of a merger with any other company, corporate split or reduction of the amount of capital of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted appropriately to the extent reasonable.

(4)	Period during which Stock Acquisition Rights May be Exercised

The period during which Stock Acquisition Rights may be exercised will be the period from the day on which one (1) year has passed from the allotment date of Stock Acquisition Rights to the day on which ten (10) years have passed from such allotment date.

(5)	Conditions for the Exercise of Stock Acquisition Rights

(i) No Stock Acquisition Right may be exercised in part.

(ii) In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, Stock Acquisition Rights may not be exercised on and after the effective date of such consolidation, amalgamation or merger, such share exchange (kabushiki-kokan), or such share transfer (kabushiki-iten).

(iii) Conditions for the exercise of Stock Acquisition Rights other than the conditions referred to above shall be determined by the Board of Directors of the Corporation.

(6)	Mandatory Repurchase of Stock Acquisition Rights

Not applicable.

(7)	Matters concerning the Amount of Capital and the Additional Paid-in Capital Increased by the Issue of the Shares upon Exercise of Stock Acquisition Rights

(i) The amount of capital increased by the issue of the shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 40 of the Company Accounting Regulations, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(ii) The amount of additional paid-in capital increased by the issue of the shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in (i) above.

(8)	Restrictions on the Acquisition of Stock Acquisition Rights through Transfer

The Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is expressly approved by the Board of Directors of the Corporation.

Note:	For a summary of the Stock Acquisition Rights issued by the Corporation in the past, please refer to pages 16 and 17. In light of the granting purpose (contributing to the improvement of the mid- and long- term business performance of Sony Group and thereby improving such business performance of Sony Group), the exercise of Stock Acquisition Rights is restricted during the above mentioned period (for one-year period from the allotment date of the Stock Acquisition Rights), and the Allocation Agreement provides restrictions on the exercise of Stock Acquisition Rights such as limitation on the number of exercisable Stock Acquisition Rights (one-third of the total number of the allocated Stock Acquisition Rights will be vested and exercisable each year after the restricted period, and all of the allocated Stock Acquisition Rights will be exercisable on and after the date on which three (3) years have passed from the allotment date of the Stock Acquisition Rights), eligibility rules and others. The Corporation intends that Stock Acquisition Rights issued by the Corporation in the future will be under the same restrictions as the Stock Acquisition Rights issued in the past.

< SHAREHOLDERS’ PROPOSAL (PROPOSAL 3) >

Proposal 3 is proposed by 64 shareholders.

3.	To amend the Articles of Incorporation with respect to disclosure to shareholders regarding remuneration paid to each Director.

(1)	Proposal

It is proposed that the Corporation add the following new provision to its Articles of Incorporation:

“With respect to remuneration determined by the Compensation Committee and paid to Directors during a business year, the amount of remuneration paid to each of the top five (5) Directors in terms of amount of remuneration shall be disclosed in the business report that is attached to the convocation notice of the ordinary general meeting of shareholders held with respect to such business year.”

(2)	Reasons for Proposal

Since 2002, essentially the same proposal has been submitted for approval. Last year, the proposal was accepted by shareholders holding 44.3% of voting shares. A nearly 50% in-favor vote in the last year means that a large number of shareholders have a strong desire for disclosing the individual remuneration of the top five (5) Directors.

The Board of Directors says that it is sufficient to disclose the total amount of remuneration for Directors and Corporate Executive Officers as presently made.

The approximate amount of remuneration paid to Outside Directors can be estimated based upon the limit of liability for damages in derivative actions. However, considered several orders of magnitude larger than the remuneration paid to Outside Directors, remuneration paid to the three Corporate Executive Officers including the CEO, who are also Directors, is unclear in total or individually.

Disclosing the remuneration paid to individual directors is the global trend, not to mention U.S. rules requiring companies to individually disclose the remuneration paid to the top five directors of a company. To increase management transparency, it is essential to disclose the individual remuneration of at least the top five (5) Directors, in accordance with global trends and voices of a large number of shareholders. We are convinced that such disclosure will increase our corporate value.

< Opinion of the Board of Directors of the Corporation >

The Board of Directors of the Corporation opposes the proposal.

The Corporation has taken various measures within the framework of the Commercial Code to separate the role of “Executive Officer” and “Director” and to strengthen the Corporation’s “Corporate Governance”, including the introduction of the Executive Officer system in 1997, which is unique to the Corporation. In addition, upon completion of the ordinary general meeting of shareholders held in 2003, the Corporation adopted the new corporate governance system under the Commercial Code referred to as the “Company with Committees” system. As a result, three statutory committees were established: the Nominating Committee, the Audit Committee, and the Compensation Committee, and a majority of members of each of those committees consists of outside Directors. Corporate Executive Officers were also established under this new corporate governance system. Under this committee system, the amounts of remuneration for each Director and Corporate Executive Officer are determined by the Compensation Committee, and the basic policy regarding remuneration for the Directors and the Corporate Executive Officers as determined by the Compensation Committee has been disclosed in the Corporation’s Business Report.

The aggregate amount of remuneration paid to the Directors and the Corporate Executive Officers by the Corporation has been disclosed to all shareholders in the Corporation’s Business Report with a breakdown of fixed remuneration, bonuses linked to business results, and retirement allowances paid to both groups of Directors and Corporate Executive Officers. In addition, in the basic policy regarding remuneration for Directors and Corporate Executive Officers, the Corporation clarifies that the decision on remuneration is an objective decision that is based on research by a third party regarding remuneration of management of both domestic and foreign companies. Moreover, the Corporation has concretely disclosed a standard for the determination of the amounts of bonus linked to business results. Starting from the fiscal year ended March 31, 2006, for the purpose of realizing remuneration linked to business results and shareholder value, the Corporation has repealed the retirement allowance system and introduced a retirement shares allowance system linked to the Corporation’s share price. (Please refer to pages 18 and 19.)

The Board of Directors believes that the Corporation’s current procedure that discloses the aggregate amount of remuneration for Directors and Corporate Executive Officers and clarifies the standard of distribution is adequate from the standpoint of existing law, business practice and corporate governance.

The Board of Directors opposes the establishment of the provision under this proposal that forces the Directors to disclose individual remuneration, while the Corporation will continue to disclose beneficial information for our shareholders and investors.

[For Reference]

Outline of Limited Liability Agreement

Pursuant to the Articles of Incorporation, the Corporation entered into the Limited Liability Agreement with all 11 outside Directors (who are defined under the Company Law of Japan as individuals who have been in a director position of the Corporation after the date following the last annual shareholders meeting, including individuals who resigned on or before the end of the fiscal year ended March 31, 2008). A summary of that Agreement is as follows:

(1)	In a case where the outside Director is liable to the Corporation after the execution of this Agreement for damages caused by the negligence of his/her duties as a director of the Corporation pursuant to Article 423, Paragraph 1 of the Company Law, such liabilities shall be limited to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in Article 425, Paragraph 1 of the Company Law only where the outside Director acted in good faith without any gross negligence in performing his/her duties.

(2)	In a case where the outside Director is reelected as an outside Director of the Corporation and reassumes his/her office as such on the expiration of the term of his/her office as an outside Director of the Corporation, this Agreement shall continue to be effective after the reelection and re-assumption without any action or formality.

Summary of Stock Acquisition Rights (SARs) issued by the Corporation in the past (outstanding as of March 31, 2008)

Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price	Percentage of SARs exercised
The first series of Common Stock Acquisition Rights (December 9, 2002)	December 9, 2003 ~ December 8, 2012	9,878	987,800 Common Stock	¥ 5,396	17.7%
The third series of Common Stock Acquisition Rights (March 31, 2003)	April 1, 2003 ~ March 31, 2013	9,374	937,400 Common Stock	U.S.$ 36.57	35.2%
The fourth series of Common Stock Acquisition Rights (November 14, 2003)	November 14, 2004 ~ November 13, 2013	8,216	821,600 Common Stock	¥ 4,101	41.2%
The sixth series of Common Stock Acquisition Rights (March 31, 2004)	April 1, 2004 ~ March 31, 2014	8,980	898,000 Common Stock	U.S.$ 40.90	26.6%
The seventh series of Common Stock Acquisition Rights (November 18, 2004)	November 18, 2005 ~ November 17, 2014	9,798	979,800 Common Stock	¥ 3,782	31.2%
The ninth series of Common Stock Acquisition Rights (March 31, 2005)	April 1, 2005 ~ March 31, 2015	8,294	829,400 Common Stock	U.S.$ 40.34	17.8%
The tenth series of Common Stock Acquisition Rights (November 17, 2005)	November 17, 2006 ~ November 16, 2015	10,239	1,023,900 Common Stock	¥ 4,060	8.9%
The eleventh series of Common Stock Acquisition Rights (November 17, 2005)	November 18, 2005 ~ November 17, 2015	10,814	1,081,400 Common Stock	U.S.$ 34.14	20.9%
The twelfth series of Common Stock Acquisition Rights (November 16, 2006)	November 16, 2006 ~ November 15, 2016	10,579	1,057,900 Common Stock	¥ 4,756	1.1%
The thirteenth series of Common Stock Acquisition Rights (November 16, 2006)	November 17, 2006 ~ November 16, 2016	13,792	1,379,200 Common Stock	U.S.$ 40.05	4.9%
The fourteenth series of Common Stock Acquisition Rights (November 14, 2007)	November 14, 2007 ~ November 13, 2017	7,962	796,200 Common Stock	¥ 5,514	0%
The fifteenth series of Common Stock Acquisition Rights (November 14, 2007)	November 14, 2007 ~ November 13, 2017	15,844	1,584,400 Common Stock	U.S.$ 48.15	0%

Note: All series of Stock Acquisition Rights were issued for the purpose of granting stock options. Accordingly, no cash payment was required for the allocation.

(1) Stock Acquisition Rights held by Directors and Corporate Executive Officers of the Corporation (as of March 31, 2008)

Name	Directors (Excluding Outside Directors) and Corporate Executive Officers		Outside Directors
	Number of shares to be issued or transferred	Number of holders	Number of shares to be issued or transferred	Number of holders
The third series of Common Stock Acquisition Rights	215,400	2	0	0
The fourth series of Common Stock Acquisition Rights	0	0	9,000	5
The sixth series of Common Stock Acquisition Rights	225,000	2	0	0
The seventh series of Common Stock Acquisition Right	40,700	5	9,000	5
The ninth series of Common Stock Acquisition Rights	230,000	2	0	0
The tenth series of Common Stock Acquisition Rights	134,400	5	14,400	8
The eleventh series of Common Stock Acquisition Rights	334,600	2	0	0
The twelfth series of Common Stock Acquisition Rights	227,000	5	18,000	10
The thirteenth series of Common Stock Acquisition Rights	430,000	2	0	0
The fourteenth series of Common Stock Acquisition Rights	204,000	5	18,000	10
The fifteenth series of Common Stock Acquisition Rights	430,000	2	0	0

(2)	Stock Acquisition Rights allocated to employees and others by the Corporation during the fiscal year ended March 31, 2008

The details of these Stock Acquisition Rights are mentioned in the fourteenth and fifteenth series of Common Stock Acquisition Rights above.

Stock Acquisition Rights allocated to employees of the Corporation, directors and employees of the Corporation’s subsidiaries

Name	Employees of the Corporation		Directors and employees of the Corporation’s subsidiaries
	Number of shares to be issued or transferred	Number of persons allocated	Number of shares to be issued or transferred	Number of persons allocated
The fourteenth series of Common Stock Acquisition Rights	309,000	212	265,200	206
The fifteenth series of Common Stock Acquisition Rights	0	0	1,154,400	738

Amounts of remuneration paid to Directors and Corporate Executive Officers (for the fiscal year ended March 31, 2008)

	Fixed Remuneration		Bonus linked to business results		Retirement Allowances (including Phantom restricted stock plan)
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
Directors (Outside Directors)	11 (Note 1) (11)	Million Yen 165 (165)	- ( - )	Million Yen - (Note 2) ( - )	3 (3)	Million Yen 27 (Note 4) (27)
Corporate Executive Officers	7	1,055	7	974 (Note3)	-	-
Total	18	1,220	7	974	3	27

Note 1:	The number of persons does not include three Directors who concurrently serve as Corporate Executive Officers, because the Corporation does not pay any remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

Note 2:	The Corporation does not pay bonuses linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

Note 3:	The amount that the Corporation plans to pay as bonuses linked to business results will be paid in June 2008, but excludes the amount paid in June 2007 as bonuses linked to business results for the fiscal year ended March 31, 2007 (a total of ¥759 million for 7 Corporate Executive Officers).

Note 4:	The amount of Retirement Allowances includes both the amount that will be paid to the director who will resign his office in June 2008 and the amount paid to two directors who resigned their offices during the period from the day after the Ordinary General Meeting of Shareholders held in the previous year, June 22, 2007 to the end of fiscal year 2007. Of the amount the Corporation expects to pay as Retirement Allowances, the amount to be paid under the Phantom restricted stock plan will be calculated using the market price of the Corporation’s common stock at the time of resignation. The preliminary calculation for the purpose of the above table uses the share market price (closing price) of the Corporation’s common stock as of March 31, 2008.

Note 5:	In addition to the above, during the fiscal year under review the Corporation issued Stock Acquisition Rights for the purpose of granting stock options to Directors and Corporate Executive Officers and recorded ¥18 million for Directors (¥18 million for Outside Directors) and ¥787 million for Corporate Executive Officers in expenses. (Please refer to page 16.)

Basic policy regarding remuneration for Directors and Corporate Executive Officers

The basic policy regarding remuneration for the Directors and the Corporate Executive Officers, as determined by the Compensation Committee, is as follows:

(1) Basic policy of Director remuneration

Taking into account that the main duty of the Directors is to supervise the performance of business operations of Sony Group and the fact that Sony is a global company, in order to improve such function of the Directors, the following two elements shall constitute the basic policy for the determination of the remuneration of Directors:

- Attracting and retaining an adequate talent pool of Directors possessing the requisite abilities to excel in the global marketplace; and

- Ensuring the effectiveness of the supervisory function of the Directors.

Based upon the above, the remuneration of Directors shall consist of the following three components:

- Fixed remuneration;

- Remuneration linked to share price; and

- Phantom restricted stock plan.

The schedule for the amount of each component and its percentage of total remuneration shall be determined in conformance with the basic policy above. Remuneration of Directors shall be at an appropriate level determined based upon research by a third party regarding remuneration of management of both domestic and foreign companies. The Director remuneration shall not be paid to those Directors who concurrently serve as Corporate Executive Officers.

Regarding the Phantom restricted stock plan which was introduced in the fiscal year ended March 31, 2006, points fixed every year by the Compensation Committee shall be granted to Directors every year during his/her tenure, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony’s common stock price by accumulated points. The resigning Director shall purchase Sony’s common stock with this remuneration.

(2)      Basic policy of Corporate Executive Officer remuneration

Taking into account that Corporate Executive Officers are key members of management responsible for executing the business operations of Sony Group, in order to further improve the business results of Sony, the following two elements shall constitute the basic policy for the determination of the remuneration of Corporate Executive Officers:

- Attracting and retaining an adequate talent pool of Corporate Executive Officers possessing the requisite abilities to excel in the global marketplace; and

- Providing effective incentives to improve business results on a short term, medium and long term basis.

Based upon the above, remuneration of Corporate Executive Officers shall consist of the following four components:

- Fixed remuneration;

- Bonus linked to business results;

- Remuneration linked to share price; and

- Phantom restricted stock plan.

The schedule for the amount of each component and its percentage of total remuneration shall be determined in conformance with the above basic policy with an emphasis on linking remuneration to business results and shareholder value. Remuneration of Corporate Executive Officers shall be at an appropriate level determined based upon research by a third party regarding remuneration of management of both domestic and foreign companies.

Specifically, the amount of bonus linked to business results shall be determined based upon consolidated business results of Sony, such as operating margin and the level of achievement in respect of the business area(s) for which the relevant Corporate Executive Officer is responsible, and the amount paid to Corporate Executive Officers shall fluctuate within the range from 0% to 200% of the base amount.

Regarding the Phantom restricted stock plan which was introduced in the fiscal year ended March 31, 2006, points fixed every year by the Compensation Committee shall be granted to Corporate Executive Officers every year during his/her office, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony’s common stock price by accumulated points. The resigning Corporate Executive Officer shall purchase Sony’s common stock with this remuneration.

Dated: May 30, 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Nobuyuki Oneda
(Signature) Nobuyuki Oneda Corporate Executive Officer, Executive Vice President and Chief Financial Officer